Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

to Preliminary Prospectus Supplement dated September 21, 2021 and

Registration Statement No. 333-235449 dated December 11, 2019

Final Term Sheet

Sabra Health Care Limited Partnership

3.200% Senior Notes due 2031

September 21, 2021

This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated September 21, 2021 of Sabra Health Care Limited Partnership, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”), and the accompanying base prospectus of Sabra Health Care REIT, Inc. and Sabra Health Care Limited Partnership dated December 11, 2019. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein. Capitalized terms used in this term sheet, but not defined herein, have the meanings given to them in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms Applicable to the 3.200% Senior Notes due 2031

Issuer:	Sabra Health Care Limited Partnership (the “Issuer”)

Guarantor:	Sabra Health Care REIT, Inc. (“Sabra”)

Title of Securities:	3.200% Senior Notes due 2031 (the “Notes”)

Expected Issue Ratings (Moody’s / S&P / Fitch) (1):	Ba1 / BBB- / BBB-

Principal Amount:	$800,000,000

Trade Date:	September 21, 2021

Settlement Date(2):	September 30, 2021 (T+7)

Final Maturity Date:	December 1, 2031

Record Dates:	May 15 and November 15 of each year

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	June 1, 2022 (long first coupon)

Public Offering Price:	98.940% of principal amount

Net Proceeds (before expenses):	$784,720,000

Coupon (Interest Rate):	3.200% per annum

Benchmark Treasury:	1.250% due August 15, 2031

Benchmark Treasury Price / Yield:	99-10+ / 1.323%

Spread to Benchmark Treasury:	+200 basis points

Yield to Maturity:	3.323%

Optional Redemption:

Make-Whole Call:	Treasury Rate plus 30 basis points (prior to September 1, 2031), as described in the Preliminary Prospectus Supplement

Par Call:	On or after September 1, 2031 (the “Par Call Date”) (three months prior to maturity)

CUSIP / ISIN Numbers:	CUSIP: 78574M AA1 / ISIN: US78574MAA18

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

BMO Capital Markets Corp.

Fifth Third Securities, Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Stifel, Nicolaus & Company, Incorporated

Truist Securities, Inc.

Senior Co-Managers:	Morgan Stanley & Co. LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Mizuho Securities USA LLC

Co-Managers:	KeyBanc Capital Markets Inc. Regions Securities LLC BNP Paribas Securities Corp. Raymond James & Associates, Inc. Huntington Securities, Inc.

CHANGES TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

1.	The section “Use of Proceeds” shall be replaced with the following:

The net proceeds to us from this offering (after deducting the underwriters’ discounts and commissions and our offering expenses) are estimated to be approximately $784.0 million. It is a condition to closing of the Notes that we issue an irrevocable notice of redemption for our 2024 Notes and, accordingly, we intend to use a portion of the net proceeds from this offering to redeem all of our 2024 Notes. We also intend to use approximately $345.0 million of the net proceeds from this offering to repay certain of our U.S. dollar Term Loans maturing on September 9, 2023. We intend to use the remaining net proceeds from this offering to fund future investments and/or for general corporate purposes. Pending these uses, we may temporarily use proceeds designated for such purpose to repay borrowings outstanding on our Revolving Credit Facility and/or invest in interest-bearing accounts and short-term, interest-bearing securities.

The 2024 Notes, which were issued in May 2019, bear interest at 4.80% per annum, and unless earlier redeemed or repaid, mature on June 1, 2024. Nothing contained in this prospectus supplement constitutes a notice of redemption for the 2024 Notes.

As of June 30, 2021, we had borrowings outstanding under our Term Loans consisting of approximately $845.0 million of U.S. dollar Term Loans and a CAD $125.0 million Canadian dollar Term Loan. The U.S. dollar Term Loans bear interest on the outstanding principal amount at a rate equal to a ratings-based applicable interest margin plus, at our option, either (i) LIBOR or (ii) the base rate (as defined in the Credit Agreement). The ratings-based applicable interest margin for U.S. dollar Term Loan borrowings varies based on the Debt Ratings (as defined in the Credit Agreement) and ranges from 0.850% to 1.650% per annum for LIBOR-based borrowings and 0.00% to 0.650% per annum for borrowings at the base rate. As of June 30, 2021, the interest rate on the U.S. dollar Term Loans was 1.35%. The Canadian dollar Term Loan bears interest on the outstanding principal amount at a rate equal to the Canadian Dollar Offered Rate plus an interest margin that ranges from 0.850% to 1.650% depending on the Debt Ratings. As of June 30, 2021, the interest rate on the Canadian dollar Term Loan was 1.66%.

$345.0 million of the U.S. dollar Terms Loans have a maturity date of September 9, 2023, and the other Term Loans have a maturity date of September 9, 2024. See “Description of Other Indebtedness.”

Affiliates of certain of the underwriters may be holders of our 2024 Notes or lenders of our Term Loans and, in such capacity, will receive their proportionate share of any amount of our 2024 Notes or our Term Loans that are redeemed or repaid, as applicable, with the net proceeds of this offering. See “Underwriting – (Conflicts of Interest) – Other Relationships” in this prospectus supplement.

2.	The following shall be added under the caption “Underwriting— Other Relationships”:

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity or its affiliate, who is also a lender of our Term Loans, a fee in connection with this offering.

3.

Additional conforming changes are made throughout the Preliminary Prospectus Supplement, including under the headings “Summary—The Offering”, “Capitalization” and “Underwriting”, to reflect the changes described above.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)

We expect that delivery of the Notes will be made to investors on or about September 30, 2021, which will be the seventh business day following the Trade Date (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery should consult their own advisors.

The Issuer and Sabra have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and Sabra have filed with the SEC for more complete information about the Issuer, Sabra and this offering. You may retrieve these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, Sabra, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

4